82-3520

PURE GOLD
MINERALS INC. T.PUG

02015199

January 24, 2002

Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Toronto Stock Exchange

(via SEDAR)

SUPPL

RECD S.E.C. FEB 0 2 2002 352 SECTION

Dear Mesdames/Sirs,

Corporation: **Pure Gold Minerals Inc.**
Mailing Date: **January 24, 2002**

Pursuant to National Policy Statement No. 41 – Shareholder Communications, we wish to confirm that on the captioned mailing date, the enclosed material listed below was sent by prepaid mail to those shareholders who have requested in writing to be placed on a supplemental mailing list for the receipt of quarterly financial statements.

- Quarterly Report - for 2nd quarter ended November 30, 2001.

Yours truly,

PURE GOLD MINERALS INC.

PROCESSED
FEB 25 2002
P THOMSON
FINANCIAL

Debra Watkins
Corporate Administrator

cc: ***Securities and Exchange Commission - Washington***
Fraser, Milner, Casgrain – Heather Zordel
Dale, Matheson, Carr-Hilton
Computershare Trust Company of Canada – Bernadette Villarica

dlw 2/19

1255 West Pender Street Vancouver, B.C., V6E 2V1
Tel.: (604) 687-2038 Fax. (604) 687-3141

PURE GOLD MINERALS
FIRST QUARTER REPORT

ISSUER DETAILS:

NAME OF ISSUER:	Pure Gold Minerals Inc.
ADDRESS OF ISSUER:	1255 West Pender Street, Vancouver, B.C., V6E 2V1
TELEPHONE NUMBER OF ISSUER:	(604) 687-2038
CONTACT PERSON:	Carmon Currie
CONTACT PERSON'S POSITION:	Controller
CONTACT TELEPHONE NUMBER:	(604) 687-2038
STATEMENTS FOR QUARTER ENDED:	November 30, 2001
DATE OF REPORT:	January 17, 2002

CERTIFICATE

THE QUARTERLY REPORT ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

Donald R. Sheldon NAME OF DIRECTOR	21/01/2002 DATE SIGNED
Eugene Beukman NAME OF DIRECTOR	21/01/2002 DATE SIGNED

PURE GOLD MINERALS INC.
CONSOLIDATED BALANCE SHEETS
November 30, 2001 and May 31, 2001
(Unaudited)

	Nov 30 2001	May 31 2001
ASSETS		
Current Assets		
Cash	$ 31,360	$ 1,548
GST receivable	9,497	7,347
Due from related parties	-	72,498
	40,857	81,393
Marketable Securities	25,000	16,445
Capital Assets	425,010	430,724
Resource Property Interests	7,385,134	7,802,683
	$ 7,876,001	8,331,245
LIABILITIES		
Current Liabilities		
Accounts payable	$ 57,838	$ 69,997
Income taxes payable	40,122	40,122
Due to Related Parties	146,108	156,194
	244,068	266,313
SHAREHOLDERS' EQUITY		
Share Capital	46,939,403	46,668,303
Deficit	(39,307,470)	(38,603,371)
	7,631,933	8,064,932
	$ 7,876,001	$ 8,331,245

Director

Director

PURE GOLD MINERALS INC.
CONSOLIDATED STATEMENTS OF DEFICIT
For the Six Months ending November 30, 2001 and 2000
(Unaudited)

	Nov 30 2001	Nov 30 2000
DEFICIT, beginning of period	$ (38,603,371)	$ (37,709,721)
NET LOSS FOR THE PERIOD	(704,098)	(227,409)
DEFICIT, end of period	(39,307,470)	(37,937,130)

PURE GOLD MINERALS INC.
CONSOLIDATED STATEMENTS OF LOSS
For the Six Months ending November 30, 2001 and 2000
(Unaudited)

	3 months Ended Nov 30 2001	6 months Ended Nov 30 2001	3 months Ended Nov 30 2000	6 months Ended Nov 30 2000
ADMINISTRATIVE EXPENSES				
Amortization	$ 2,857	$ 5,714	$ 2,699	$ 7,351
Audit, Accounting & Legal	6,382	21,687	8,144	17,852
Bank & interest charges	4,673	4,825	176	269
Contract services:				
Agreement negotiation	15,000	53,364	15,000	30,000
Geological services	-	-	-	10,575
Property maintenance	24,000	40,000	-	2,000
Regulatory compliance	-	-	8,000	12,000
Listing & share transfer fees	7,020	8,967	9,242	11,823
Management fees	30,000	60,000	30,000	60,000
Office & administration	5,443	7,089	1,384	1,691
Rent	14,968	29,935	14,471	29,553
Shareholder information & printing	22,437	24,474	36,084	37,604
Travel	11,300	13,253	1,384	3,653
	144,080	269,308	126,584	224,371
LOSS BEFORE OTHER ITEMS	144,080	269,308	126,584	224,371
OTHER ITEMS				
Interest	(21)	(44)	(21)	(50)
Loss on sale of securities	34	34	-	18,200
Gain on sale of equipment	-	-	-	(15,112)
Writedown of mineral properties	-	434,800	-	-
	13	434,790	(21)	3,038
LOSS FOR PERIOD	144,093	704,098	$ 126,563	$ 227,409
LOSS PER SHARE	$ 0.003	$ 0.014	$ 0.003	$ 0.005

PURE GOLD MINERALS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Six Months ending November 30, 2001 and 2000
(Unaudited)

	3 months Ended Nov 30 2001	6 months Ended Nov 30 2001	3 months Ended Nov 30 2000	6 months Ended Nov 30 2000
CASH PROVIDED BY (USED FOR)				
OPERATING ACTIVITIES				
Net loss for the period	$ (144,093)	$ (704,098)	$ (126,563)	$ (227,409)
Add Non-Cash Items:				
Amortization	2,857	5,714	2,699	7,351
Writedown of mineral properties	-	434,800	-	-
	(141,236)	(263,584)	(123,864)	(220,058)
Net change in non-cash working capital items	91,172	48,102	74,256	91,238
	(50,064)	(215,482)	(49,608)	(128,820)
INVESTING ACTIVITIES				
Capital assets	-	-	-	122,888
Marketable securities	-	(8,555)	-	(99,360)
Mineral properties	(30,251)	(17,251)	(97,913)	(131,001)
	(30,251)	(25,806)	(97,913)	(107,473)
FINANCING ACTIVITIES				
Issue of shares	72,350	271,100	109,000	202,500
	72,350	271,100	109,000	202,500
INCREASE (DECREASE) IN CASH	(7,965)	29,812	(38,521)	(33,793)
CASH, beginning of the period	39,325	1,548	38,893	34,165
CASH, end of period	$ 31,360	$ 31,360	$ 372	$ 372

PURE GOLD MINERALS INC.
NOTES TO FINANCIAL STATEMENTS
For the Six Months ending November 30, 2001 and 2000
(Unaudited)

1. Consolidation

These financial statements include the accounts of the Company's wholly owned subsidiaries, International Drilling Corporation, Pure Gold Minerals (Alberta) Inc. and Pure Gold Minerals (Northwest Territories) Inc.

2. Resource Property Interests

On June 8, 2001 the Company sold its option to earn a 25% interest in oil and gas concessions located in Northern Ireland and known as the Larne License along with its right to participate in an area of interest located immediately southeast of the Larne License. Total consideration is to be the issue of 100,000 common shares in the capital of Bard Ventures Ltd., a company related through common directors.

3. Share Capital

a) Authorized

The authorized capital of the Company consists of an unlimited number of common shares without par value.

b) Issued

	2001		2000	
	Number of Common Shares	$ Amount	Number of Common Shares	$ Amount
Balance, beginning of period	47,787,183	46,668,303	43,763,683	46,024,068
Issued for cash				
Options exercised	1,650,000	198,750	1,250,000	158,500
Conversion of warrants	2,261,907	72,350	-	-
Issued for properties				
NWT claims	-	-	400,000	44,000
Balance, end of period	51,699,090	46,939,403	45,413,683	46,226,568

Pure Gold Minerals Inc.
Management Discussion
For the Six months ended November 30, 2001

Description of Business

Pure Gold Minerals Inc. (the "Corporation") came into existence by the amalgamation of Pure Gold Resources Inc. and Cayo Resources Inc. under the laws of the Province of Ontario on November 13, 1997.

The Corporation is extra-provincially registered in the provinces of Alberta, British Columbia and the Northwest Territories.

Pure Gold Minerals Inc. is a resource exploration company which holds interests ranging from 10% to 30% in diamond exploration properties located in the Northwest Territories, Nunavut, and Alberta.

The Corporation holds a 10% interest in the Buffalo Hills Property, located in Central Alberta, site of the discovery of 36 kimberlites, many of which have been found to be diamondiferous as well as a 30% interest in the surrounding Caribou Mountains, Whitemud Hills, Lesser Slave Lake, and Athabasca properties, covering the Peace River Arch underlain by the Buffalo Head Craton, all of which are the subject of a joint venture arrangement with Ashton Mining of Canada and Alberta Energy Corporation.

There are currently 51,699,090 Common Shares issued and outstanding. The Common Shares of the Corporation are listed and posted for trading on The Toronto Stock Exchange under the symbol "PUG".

Discussion of Operations and Financial Condition

Alberta
Alberta continues to show potential and a 500 tonne bulk sample of K252 has been recommended by the operator, Ashton Mining, for February 2002. In May 2001, results from a 20 tonne bulk sample yielded 55 carats per hundred tonnes.

Northwest Territories / Nunavut
The recent discovery of the Artemisia kimberlite in Nunavut, puts Pure Gold into a unique position of potential diamond bearing kimberlite within a known diamondiferous geological area. The new Kikerk (Potentilla) pipe – Northern Empire and Ashton - and the Artemisia indicate potential for more pipes to be discovered.

Additional kimberlite samples consisting of 142.8 kg of material from the drill core and 85.5 kg of material from surface exposures were processed for microdiamonds by caustic dissolution. The drill core was extracted from a hole located at the interpreted center of the body. The surface sample was collected from talus and outcrop at three separate locations, 60 m northeast, 71 m west and 48 m southeast of the drill collar. Both the drill core and surface sample consist of homogeneous diatreme facies kimberlite.

On November 21, 2001 the drill core results of a 103.2 kg. sample showed 342 microdiamonds (0.1 mm – 0.5 mm) and 38 macrodiamonds (greater than 0.5 mm).

On January 18, 2001, the results of 142.8 kg. drill core sample reported 470 microdiamonds and 48 macrodiamonds. The 85.5 kg surface sample reported 309 microdiamonds and 34 macrodiamonds. The total diamonds results for the Artemisia kimberlite to date from the 331.5 kg samples taken is 1,121 microdiamonds and 120 macrodiamonds.

A sample of kimberlite exposed at surface and weighing approximately 1.2 tonnes was collected during the fall 2001 drilling program. This material will be processed for macrodiamonds through Ashton's dense media separation plant. Results will be reported as soon as they are available.

At least two high priority anomalies will be drilled on the diamondiferous Perseus kimberlite dyke system on the Ric property in Nunavut, situated approximately 450 km north of Yellowknife.

Heavy mineral sampling has now been completed on the Ric, Green, Kim and Vic properties. The Green property is located in the Northwest Territories 165 km north of Yellowknife while the Kim and Vic properties are situated 20 and 60 km northwest of the Ric property, respectively. Detailed grid sampling and property-scale sampling were carried out on all four properties. Pure Gold is currently awaiting results from this program.

Finance
The Corporation's working capital deficiency as at November 30, 2001 was $203,211 compared with $184,920 as at May 31, 2001.

The Corporation had a net loss of $704,098 for the six months ended November 30, 2001 compared with $227,409 in November 30, 2000. The increase was largely due to the write down and sale of the Larne License.

Financings, Principal Purposes and Milestones

Pure Gold has reduced its interest in Northwest Territories/Nunavut and Alberta to approximately 10% in all areas. The reduction through work commitments by Pure Gold's partners has enabled the Corporation to maintain participation in the play with large upside for the Company.

On September 13, 2001, a total of 1,572,858 Special Warrants were converted, for no additional consideration, into units. Each Unit consists of one common share and one Series G warrant.

During the period, 689,049 Series G warrants were exercised for proceeds of $72,350. Also, 1,650,000 stock options were exercised for proceeds of $198,750 to the Corporation.

To fund exploration of the Buffalo Hills project in Northern Alberta, as well as its exploration on the Northwest Territories and Nunavut properties, on November 19th and subsequently on November 21, 2001 the Corporation announced a financing to raise $750,000. Haywood Securities Inc., acting as agent, was successful in placing 7,500,00 Flow Through Common Shares at a price of $0.10 each. Haywood received a commission of 7.5% of the gross proceeds payable in cash, and broker's warrants equal to 10% of the number of Flow Through Common Shares sold. Each broker's warrant entitles the Agent to acquire one common share of the Corporation, exercisable for a period not later than two years from the date of closing, at a price of $0.12 per common share. A corporate finance fee of $15,00 plus G.S.T. was paid to Haywood.

The Corporation's historical capital needs have been met by equity financing and the exercise of stock options. The Corporation will require additional financing to fun any additional work programs or development work. In light of ever changing financial markets, there is no assurance that funding by equity financing will be possible when required by the Issuer.

Subsequent Events

Quebec
On December 17, 2001, the Corporation entered into an agreement with Ditem Explorations Inc. of Montreal to acquire a 60% interest in Ditem's Tichégami property located in the Otish Mountains region of north central Quebec, approximately 750 km north of Montreal.

The Tichégami property consists of 391 mineral cell units totalling 211 km^2 (52,000 acres). The property lies immediately north of the diamond bearing Beaver Lake property held by Ditem.

Ditem has been actively exploring the Otish Mountains since 1997 when they drill tested the Beaver Lake ultramafic body. Drilling intersected a stockwork of kimberlite dykes cutting the ultramafic body. Five macrodiamonds were recovered from a 511 kg sample of drill core from the kimberlite material, with the largest diamond measuring .96 mm in the longest dimension. Further bulk sampling of the Beaver Lake property did not return any additional diamond bearing kimberlite.

Ditem completed a 440 km^2 contiguous airborne geophysical survey over both the Tichégami property and the Beaver Lake kimberlite. Utilizing the Euler filter process developed by Fugro Sial, Dr. R. Davies has identified 45 potential kimberlite targets within the Tichégami property.

Pure Gold intends to immediately commence an aggressive exploration program on the Tichégami and other prospective diamond properties in the Otish Mountains region.

Liquidity and Solvency

The Corporation's ability to meet its obligations and maintain operations is contingent upon financing arrangements and the support of its creditors.

On behalf of:
Pure Gold Minerals Inc.

Donald R. Sheldon
President